Exhibit 5.1

811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com FIRM / AFFILIATE OFFICES
November 21, 2011 Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Registration Statement No. 333-165263; Issuance of $1,000,000,000 Aggregate Principal Amount of 6 3/4% Senior Notes due 2022

Ladies and Gentlemen:

We have acted as special counsel to Plains Exploration & Production Company, a Delaware corporation (the “Company”), in connection with the issuance of $1,000,000,000 aggregate principal amount of 6 3/4% Senior Notes due 2022 (the “Notes”) and the guarantees of the 2022 Notes (the “Guarantees”) by the guarantors listed on Schedule I hereto (the “Guarantors”), under an indenture dated as of March 13, 2007 among the Company and Wells Fargo Bank, N.A., as trustee (the “Base Indenture”), as supplemented by the thirteenth supplemental indenture thereto, dated as of November 21, 2011, setting forth the terms of the Notes and Guarantees (the “Supplemental Indentures” and, together with the Base Indenture, the “Indenture”) among the Company, the Guarantors and the Trustee, pursuant to a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2010 (Registration No. 333-165263) (as amended, the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related prospectus other than as expressly stated herein with respect to the issue of the Notes and the Guarantees.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company, the Guarantors, and others as to factual matters without having independently verified such factual matters. We are opining herein as to the internal laws of the States of New York and Texas, the general corporation law of the state of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of the DGCL or the DLLCA, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

November 21, 2011

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Notes have been duly executed, issued, and authenticated in accordance with the terms of the Indenture and delivered against payment therefor in the circumstances contemplated by that certain underwriting agreement dated November 16, 2011 among J.P. Morgan Securities LLC, as representative of the several underwriters named therein, the Company and the Guarantors, the Notes and the Guarantees will have been duly authorized by all necessary corporate or limited liability company action, as applicable, of the Company and the Guarantors, respectively, and will be legally valid and binding obligations of the Company and the Guarantors, respectively, enforceable against the Company and the Guarantors in accordance with their respective terms.

Our opinion is subject to: (i) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief, (c) the waiver of rights or defenses contained in Section 5.15 of the Indenture; (d) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy; (e) provisions purporting to make a guarantor primarily liable rather than as a surety and provisions purporting to waive modifications of any guaranteed obligation to the extent such modification constitutes a novation; and (f) the severability, if invalid, of provisions to the foregoing effect.

With your consent, we have assumed (a) that the Indenture, the Guarantees, and the Notes (collectively, the “Documents”) have been duly authorized, executed and delivered by the parties thereto other than the Company and each of the Guarantors, (b) that the Documents constitute legally valid and binding obligations of the parties thereto other than the Company and each of the Guarantors, enforceable against each of them in accordance with their respective terms, and (c) that the status of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities.

November 21, 2011

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Company’s Form 8-K dated November 21, 2011 and to the reference to our firm contained in the Prospectus under the heading “Legal matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/    LATHAM & WATKINS LLP

Schedule I

Guarantors

•	Arguello, Inc.

•	Latigo Petroleum, Inc.

•	Plains Acquisition Corporation

•	Plains Resources Inc.

•	Pogo Partners, Inc.

•	Pogo Producing Company LLC

•	PXP Aircraft LLC

•	PXP Gulf Coast LLC

•	PXP Louisiana L.L.C.

•	PXP Louisiana Operations LLC